NYSE-AMEX, TSX Symbol: NG

News Release

NovaGold President’s Message & Projects Update

March 18, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced a change to its senior management team and provided an update on its projects and progress toward achieving the Company’s near- and long-term business objectives.

Greg Johnson, Vice President Strategic Development, will be leaving the Company effective immediately. Mr. Johnson joined NovaGold in 1998 and has held numerous positions within the Company. “I would like to thank Greg for his dedication, commitment and significant contributions to NovaGold over the years,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “I wish him every success in his future endeavors.” Mr. Johnson’s responsibilities will be assumed by others within NovaGold while the Company conducts a search for his replacement.

“NovaGold has been working hard to build shareholder value,” Mr. Van Nieuwenhuyse continued. “That Paulson & Co. and Soros Fund Management, two of the gold sector’s most respected investors, chose to augment their positions in the Company with an additional investment of US$175 million last week is testament to the underlying value and long-term potential of our projects.”

NovaGold’s primary objective for 2010 is to create value for its shareholders and bring meaningful benefits to its community partners. Completing US$175 million in equity financings ensures the NovaGold’s ability to meet its financial obligations at all of its projects and consider new opportunities that may bring near-term value to the Company. NovaGold is committed to developing its projects in a sustainable manner that brings long-term benefits to local communities, a commitment that will be discussed in more detail in the Company’s first sustainability report this year.

At its 50%-owned Donlin Creek project in northwest Alaska, NovaGold and Barrick Gold are assessing optimization scenarios with the goal of reducing power and processing costs, including the potential to bring a source of natural gas to the project. These studies are targeted for completion by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option. NovaGold will also release a new reserve/resource estimate for the project shortly, incorporating additional drill results.

At its 50%-owned Galore Creek project in northern British Columbia, NovaGold and Teck Resources are working to complete a new mine plan for the project based on an optimized project design and higher copper and gold prices than used in previous studies. NovaGold and Teck also expect to initiate a pre-feasibility study for the project, with completion targeted for the first half of 2011. While the objective of Galore Creek optimization studies is to simplify the project design and potentially reduce the construction timeline and overall costs, the partners are also considering an increase to project throughput, and will have updated capital cost estimates when the pre-feasibility study is complete.

At its 100%-owned Ambler project in northern Alaska, NovaGold is working with the State of Alaska and local communities to review the options for infrastructure development in the region. NovaGold has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project to gain a better understanding of the true size and potential of the district.

At its 100%-owned Rock Creek project in northwest Alaska, NovaGold has made significant improvements to water management to ensure it continues to meet its permit requirements and environmental responsibilities. NovaGold is working with a team of industry experts to assess the development options at Rock Creek, with a go-forward decision expected in Q4-2010.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold recently purchased a 100% interest in the Ambler property in Alaska, and owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits near Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

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NovaGold Contacts

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of securities, plans for and intentions with respect to the Company's various projects, and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.